Lexington Park Capital Markets, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	43,706
TOTAL CURRENT ASSETS		43,706
TOTAL ASSETS	$	43,706

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Accounts Payable and Accrued Expenses	$	7,750
TOTAL CURRENT LIABILITIES		7,750
MEMBERS' EQUITY		
Members Capital		35,956
TOTAL MEMBERS' EQUITY		35,956
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	43,706

See accompanying notes to financial statements.